BERKLEY RESOURCES INC.
400 - 455 Granville Street
Vancouver, B.C.
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
ir@berkleyresources.com

October 27, 2006
Trading Symbols: BKS - TSX Venture
BRKDF.PK - OTCPK (US)
Frankfurt W8O

Berkley Resources Inc. (the “Company”) announces that it has closed the first tranche of the non-brokered private placement of 813,000 flow-through shares at a price of $0.90 per share. Each flow-through share will entitle the investor to the tax benefits of the qualifying Canadian exploration expenses incurred by the Company, which will be “flowed-through” to the investor.

The hold period for all securities issued under this private placement will expire on February 28, 2007.

The Company paid $49,644 cash in finder’s fees.

On behalf of the Board of Directors
of Berkley Resources Inc.

“Lindsay Gorrill”
Lindsay Gorrill
President and COO

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release